press release

ArcelorMittal-led consortium will continue discussions with the European Commission regarding the proposed acquisition of Ilva

8 November 2017 – ArcelorMittal today confirms that the European Commission has initiated a Phase II review of AM Investco Italy Srl (‘AM Investco’)’s proposed acquisition of Ilva S.p.A. ArcelorMittal will continue to work closely and constructively with the European Commission to explain the dynamics of the steel industry, the rationale of the proposed acquisition and the benefits it will bring to industry, customers, the environment and the local economy. We look forward to ongoing dialogue with the Commission to secure approval for this transaction in a timely manner.

§

ArcelorMittal notified AM Investco’s proposed acquisition of Ilva S.p.A to the European Commission on 21 September 2017, and submitted commitments on 19 October 2017. AM Investco reached a binding agreement concerning the lease and obligation to purchase Ilva S.p.A and its subsidiaries with the Italian Government in June 2017.